UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)1

ELOXX PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29014R103
(CUSIP Number)

Steven D. Rubin 4400 Biscayne Boulevard Miami, Florida 33137 (305) 575-6015
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29014R103	13D	Page 2 of 6 Pages

1		NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Phillip Frost
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* (See Instructions)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		citizenship or place of organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power 15,888 (1)
	8	shared voting power 578,056 (2)(3)
	9	sole dispositive power 15,888 (1)
	10	shared dispositive power 578,056 (2)(3)
11		aggregate amount beneficially owned by each reporting person 593,944 (1)(2)(3)
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐
13		percent of class represented by amount in row (11) 2.2%(4)
14		type of reporting person* IN

1.	Consists of options to purchase 15,888 shares of Common Stock held by Dr. Frost that are exercisable within 60 days of the date of this filing.

2.	Includes (i) 79,909 shares of Common Stock (as defined below), (ii) 497,563 shares issued in connection with the Transaction described below, and (iii) warrants to purchase 584 shares of Common Stock held by Frost Gamma Investments Trust, which are deemed to be indirectly owned and controlled by Dr. Phillip Frost.

3.	Held by Frost Gamma Investments Trust of which Dr. Phillip Frost is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

4.	Beneficial Ownership percentage based upon approximately 27,514,529 shares of Common Stock outstanding as of December 19, 2017, as disclosed by the Issuer to the Filing Persons.

CUSIP No. 29014R103	13D	Page 3 of 6 Pages

1		NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frost Gamma Investments Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* (See Instructions) WC, OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		citizenship or place of organization Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power 0
	8	shared voting power 578,056 (1)
	9	sole dispositive power 0
	10	shared dispositive power 578,056 (1)
11		aggregate amount beneficially owned by each reporting person 578,056 (1)
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☒
13		percent of class represented by amount in row (11) 2.1% (2)
14		type of reporting person* OO

1.	Includes (i) 79,909 shares of Common Stock (as defined below), (ii) 497,563 shares issued in connection with the Transaction described below, and (iii) warrants to purchase 584 shares of Common Stock held by Frost Gamma Investments Trust, which are deemed to be indirectly owned and controlled by Dr. Phillip Frost.

2.	Beneficial Ownership percentage based upon approximately 27,514,529 shares of Common Stock outstanding as of December 19, 2017, as disclosed by the Issuer to the Filing Persons.

This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D, filed May 29, 2014, as amended by Amendment No. 1, filed June 20, 2014, as amended by Amendment No. 2, filed December 29, 2014, as amended by Amendment No. 3 filed October 16, 2015, as amended by Amendment No. 4 filed February 9, 2017 (the “Original Schedule 13D”), by Phillip Frost, M. D. (“Dr. Frost”) and Frost Gamma Investments Trust (the “Trust” and together with Dr. Frost, the “Filing Persons”) relating to the Common Stock, par value $0.01 per share, of Eloxx Pharmaceuticals, Inc., a Delaware corporation, previously known as “Sevion Therapeutics, Inc.” (the “Issuer”). As of the date of this report, the Filing Persons beneficially own less than 5% of the outstanding shares of the Issuer. Consequently, this Amendment constitutes the final amendment to the Original Schedule 13D and an exit filing for the Filing Persons. Except as set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Original Schedule 13D. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

On May 31, 2017, the Issuer, Sevion Sub Ltd., an Israeli company and a wholly-owned subsidiary of the Issuer (“Acquisition Sub”), and Eloxx Pharmaceuticals Ltd., an Israeli company (“Eloxx”), entered into an Agreement, as amended on August 1, 2017 and November 23, 2017 (the “Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the Agreement, Acquisition Sub was to merge with and into Eloxx, with Eloxx as the surviving corporation and a wholly-owned subsidiary of the Issuer (the “Transaction”). The Transaction closed on December 19, 2017, at which time all of the issued and outstanding ordinary and preferred shares of Eloxx stock were converted, on a pro rata basis, into the right to receive 20,316,656 shares of the Issuer’s common stock, after giving effect to the Reverse Stock Split (as defined below). In connection with the Transaction, the Issuer effected a 1-for-20 reverse stock split, effective as of 4:00 pm on December 19, 2017 (the “Reverse Stock Split”), and changed its corporate name to “Eloxx Pharmaceuticals, Inc.” All share amounts contained herein reflect the Reverse Stock Split. Upon closing of the Transaction, pursuant to a subscription agreement by and between the Issuer and the Trust, dated as of May 31, 2017 (the “Subscription Agreement”), the Trust received approximately 497,563 shares of the Issuer. The Agreement was filed as an exhibit to the Issuer’s Current Report on Form 8-K on June 6, 2017, and a form of the Subscription Agreement was filed as an exhibit to the Issuer’s Current Report on Form 8-K on August 3, 2017.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

The Filing Persons acquired approximately 497,563 shares of Common Stock pursuant to the Subscription Agreement.

Upon closing of the Transaction, Dr. Frost resigned from the Board of Directors of the Issuer, effective December 19, 2017.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)	The Trust is the beneficial owner of 578,056 shares of the Issuer’s Common Stock, representing 2.1% of the Issuer’s shares of Common Stock outstanding (based upon 27,514,529 shares of Common Stock outstanding as of December 19, 2017, as reported by the Issuer to the Filing Persons. Such 578,056 shares of Common Stock include: (i) 79,909 shares of Common Stock held by the Trust, (ii) 497,563 shares issued in connection with the Transaction, and (iii) warrants to purchase 584 shares of Common Stock held by the Trust that are exercisable within 60 days of the date of this filing. Dr. Frost is the beneficial owner of 593,944 shares of the Issuer’s Common Stock, representing 2.2% of the Issuer’s shares of Common Stock outstanding (based upon 27,514,529 shares of Common Stock outstanding, as of December 19, 2017, as reported by the Issuer to the Filing Persons. Such 593,944 shares of Common Stock include: (i) 79,909 shares of Common Stock held by the Trust, (ii) 497,563 shares issued in connection with the Transaction, (iii) warrants to purchase 584 shares of Common Stock held by the Trust that are exercisable within 60 days of the date of this filing and (iv) options to purchase 15,888 shares of Common Stock held by Dr. Frost that are exercisable within 60 days of the date of this filing. By virtue of Dr. Frost’s status as trustee of the Trust, he may be deemed the beneficial owner of the shares of Issuer’s securities held by the Trust.

(b)	The Filing Persons share voting and dispositive power over the 578,056 shares of the Issuer’s Common Stock held by the Trust of which Dr. Phillip Frost is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Dr. Frost holds sole voting and dispositive power over the options to purchase 15,888 shares of Common Stock that are exercisable within 60 days of the date of this filing.

(c)	On December 19, 2017, the Trust received 497,563 shares of Common pursuant to the Subscription Agreement.

(d)	To the best knowledge of the Filing Persons, no person, other than the Filing Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Filing Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Phillip Frost
Dated: December 27, 2017	Phillip Frost, M.D.

Dated: December 27, 2017	Frost Gamma Investments Trust

	By:	/s/ Phillip Frost
	Name:	Phillip Frost, M.D.
	Title:	Trustee

page 6 of 6